Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com
J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

May 15, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attention:	Raymond Be
Jeff Long

Re:	OSI ETF Trust ("Registrant")
File No. 333-224289

Dear Messrs. Be and Long:
On behalf of the Registrant, below are the Registrant's responses to the comments you provided to us telephonically on May 3, 2018 and May 10, 2018, with regard to the registration statement on Form N-14 of the Registrant (the "Registration Statement"), filed with the U.S. Securities and Exchange Commission ("SEC") on April 13, 2018 (SEC Accession No. 0001680359-18-000166), for the purpose of reorganizing the O'Shares FTSE U.S. Quality Dividend ETF, O'Shares FTSE Europe Quality Dividend ETF and O'Shares FTSE Asia Pacific Quality Dividend ETF, each a series of the FQF Trust (each a "Target Fund" and, collectively, the "Target Funds"), into corresponding newly created, identically named series of OSI ETF Trust (each an "Acquiring Fund" and, collectively, the "Acquiring Funds") as set forth below:

Target Funds (series of FQF Trust)		Acquiring Funds (series of OSI ETF Trust)
O'Shares FTSE U.S. Quality Dividend ETF	into	O'Shares FTSE U.S. Quality Dividend ETF
O'Shares FTSE Europe Quality Dividend ETF	into	O'Shares FTSE Europe Quality Dividend ETF
O'Shares FTSE Asia Pacific Quality Dividend ETF	into	O'Shares FTSE Asia Pacific Quality Dividend ETF

Philadelphia | Washington | New York | Chicago

Below we have provided your comments (in bold) and the Registrant's response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
Prospectus

1.	Comment:
Please ensure all changes to the Acquiring Funds' registration statement on Form N-1A made in response to the staff's comments to that registration statement are incorporated with respect to corresponding disclosure in the Registrant Statement, as applicable.

	Response:	All applicable changes have been incorporated.

2.	Comment:
The shareholder letter states that a Target Fund shareholder will receive shares of the corresponding Acquiring Fund "equal to the number of the Target Fund shares" owned by the shareholder immediately prior to the applicable Target Fund's Reorganization. Confirm that the net asset value ("NAV") of the Acquiring Fund shares received by the shareholder in connection with the Reorganizations will be the same as the NAV of the corresponding Target Fund shares owned by the shareholder and, if true, please revise the disclosure accordingly.

	Response:	Confirmed. The disclosure has been revised accordingly.

3.	Comment:
The shareholder letter provides: "Each Target Fund is advised by FFCM LLC ("FFCM"). O'Shares Investments, Inc. ("OII") acts as the Sponsor of the Target Funds pursuant to a Sponsor Agreement." Please clarify the relationship between FFCM and OII and, in particular, indicate whether such entities are affiliated as that term is defined in the 1940 Act.

Response:
The Registrant confirms that FFCM is not affiliated with (i) OII, the Sponsor of the Target Funds, or (ii) O'Shares Investment Advisers, LLC ("O'Shares"), the investment adviser to the Acquiring Funds.  FFCM entered into a sponsor agreement with OII (the "Sponsor Agreement"), as described more fully in the Registration Statement.  FFCM will also serve as the investment sub-adviser to the Acquiring Funds.  The shareholder letter has been revised to specify that FFCM is not affiliated with OII or O'Shares and to provide more detail regarding OII's role as sponsor of the Target Funds, as requested.

4.	Comment:	Please clarify that FFCM will serve as sub-adviser to the Acquiring Funds, barring unforeseen circumstances. Specifically, confirm

FFCM's contract for sub-advisory services to the Acquiring Funds is not contingent upon receipt of a "manager-of-managers" order ("MoM Relief") with respect to the Acquiring Funds.

Response:
The Registrant confirms that O'Shares will enter into a sub-advisory agreement with FFCM on behalf of the Acquiring Funds prior to the Reorganizations and that the agreement is not contingent upon receipt of MoM Relief with respect to the Acquiring Funds.  As indicated in the shareholder letter, the Registrant confirms that, irrespective of whether MoM Relief is obtained, O'Shares expects to retain FFCM as the sub-adviser to the Acquiring Funds for a period of at least two years from the date of the closing of the Reorganizations, subject to O'Shares' fiduciary duty as investment adviser to the Acquiring Funds.

5.	Comment:
The shareholder letter states that if MoM Relief is received, O'Shares will be able to appoint and replace both "wholly owned and unaffiliated sub-advisers, including FFCM…." Please revise the disclosure throughout the Registration Statement to clearly reflect that FFCM is not affiliated with O'Shares.

	Response:	The disclosure has been revised as requested.

6.	Comment:
The last full paragraph of the shareholder letter provides: "Under the Sponsor Agreement, FFCM is required upon the request of OII, if consistent with its best interest fiduciary duty, to use its best efforts to seek approval of the Reorganizations by the FQF Board." Please supplementally explain the nature of this obligation. Additionally, please revise the disclosure to clarify that the FQF Board, and not FFCM, has the ultimate authority to consider and approve the Reorganizations, consistent with the FQF Board's fiduciary duties.

Response:
As discussed above, in connection with the launch of the Target Funds, FFCM entered into a Sponsor Agreement with OII, whereby OII agreed to sponsor the Target Funds by, among other things, providing certain services to the Target Funds and covering certain organizational costs and ongoing expenses of the Target Funds in return for a portion of FFCM's management fee. The Sponsor Agreement contractually obligates FFCM, upon the request of OII, to use its best efforts to seek approval by the FQF Board of the reorganization of each Target Fund into another registered investment company, provided that such reorganization is consistent with FFCM's fiduciary duties to the Target Funds. The disclosure has been revised as requested.

7.	Comment:
The Notice of Special Meeting of Shareholders (the "Notice") states that shareholders who owned shares of the Target Fund as of the Record Date "will receive notice" of the Special Meeting, which seems to suggest an additional form of notice of the Special Meeting will be received. Please revise the disclosure to clarify that the Notice serves as notice of the Special Meeting and no additional notice will be provided.

	Response:	The requested revision has been made.

8.	Comment:
The Notice provides a toll-free telephone number for shareholders to call if they plan to attend the Special Meeting. Please consider removing this disclosure or revising it to provide instructions applicable to shareholders who hold shares in street name who plan to attend the meeting (e.g., indicate that the shareholder should contact the shareholder's financial intermediary).

Response:
The above-cited sentence has been removed from the Notice. The Registrant notes that information with respect to shares held of record through financial intermediaries is provided in the Registrant Statement, including under "Additional Information—Quorum and Voting."

9.	Comment:
The Board's recommendation appears to be qualified. Please remove the phrase "Based in part on management's recommendation" from the disclosure regarding the Board's recommendation with respect to the Reorganizations.

Response:
The Registrant respectfully declines to make the requested change.  The above-cited disclosure was included to clarify part of the basis for the FQF Board's recommendation to shareholders, and such disclosure does not qualify the FQF Board's recommendation in any way.

10.	Comment:
To the extent that the Registrant does not intend to rely on the "notice and access" model for delivering the proxy materials under applicable rules, please delete the legend regarding internet availability of proxy materials.

Response:
The Registrant confirms that it will not rely on the notice and access delivery model for delivery of the proxy materials. The Registrant respectfully declines to remove the disclosure indicating that the proxy materials are available online, as this disclosure is not prohibited and the Registrant believes it is useful to shareholders.

11.	Comment:	Under "Why are you sending me this information?" in the Q&A Synopsis section of the Registration Statement, please describe the consequences to shareholders if the Reorganizations are not approved.

	Response:	The Registrant notes that the requested information is provided under "What happens if the Plan is not approved with respect to each

Reorganization?" in the Q&A synopsis section of the Registration Statement and respectfully declines to make the requested revision.

12.	Comment:
Under "How will I be affected by the Reorganizations?" in the Q&A Synopsis section of the Registration Statement, please clarify whether the sole initial shareholder of the Acquiring Funds will approve the operation of the Funds in a "manager-of managers" structure.

Response:
The above-cited disclosure has been revised to clarify that the sole initial shareholder of each Acquiring Fund will approve such Fund's participation in the manager-of-managers structure prior to the Reorganizations.

13.	Comment:
Under "Why did FFCM recommend the Reorganizations to the FQF Board? What is the recommendation of the FQF Board?" in the Q&A Synopsis section of the Registration Statement, please describe the factors considered by the FQF Board in recommending approval of the Reorganizations, including the differences between the Acquiring Funds and Target Funds that the FQF Board considered.

Response:
The factors considered by the FQF Board in approving the Reorganizations, including the differences between the Acquiring Funds and Target Funds the FQF Board considered, are disclosed in the Registration Statement.  In response to this comment, we have revised the Q&A section to separately discuss the Board's recommendation with respect to the Reorganizations. Additionally, a cross-reference to the factors considered by the Board contained in the "Board Consideration of the Reorganizations" section of the Registration Statement has been included in the Q&A section.

14.	Comment:
Under "Are there any significant differences between the investment objectives and investment strategies, policies and risks of the Target Funds and the Acquiring Funds" in the Q&A Synopsis section of the Registration Statement, please delete the phrase "although there may be differences in how the Funds' strategies, policies and risks are described in their respective prospectuses," as differences between the Funds' investment strategies, policies and risks are required to be described in the Registration Statement.

Response:
The Registrant respectfully declines to make the requested deletion. The Registrant believes that any material differences between the Funds are adequately described in the Registrant Statement. The Registrant notes that the above-referenced sentence does not refer shareholders to the Funds' respective prospectuses for a discussion of information required to be in the Registration Statement. Rather, the disclosure seeks to clarify for shareholders that the Funds' principal investment strategies, policies and risks are substantially the same notwithstanding the fact that the description of a particular policy or risk may differ in the Target Funds' and Acquiring Funds' prospectuses.

15.	Comment:
Under "How does the current fee structure of the Target Funds compare to the expected fee structure of the Acquiring Funds after the Reorganizations?" in the Q&A Synopsis section of the Registration Statement, please describe in additional detail how the difference in the fee structures of the Target Funds and the Acquiring Funds affects shareholders.

	Response:	The disclosure has been revised as requested.

16.	Comment:
The Registration Statement provides as follows: "Therefore, if the Reorganizations do not occur and FFCM does not extend the term of the expense limitation agreement for the Target Funds, the total annual operating expenses of the O'Shares FTSE Europe Quality Dividend ETF and O'Shares FTSE Asia Pacific Quality Dividend ETF (Target Funds) would be expected to be 13 basis points and 23 basis points higher, respectively, than the total annual operating expenses  of their corresponding Acquiring Funds." Please revise this disclosure throughout the Registration Statement to clarify that any determination by FFCM as to whether to continue or discontinue the Target Funds' fee waiver agreements is not contingent upon shareholder approval of the Reorganizations.

	Response:	The disclosure has been revised as requested.

17.	Comment:
Under "What happens if the Plan is not approved with respect to each Reorganization?" in the Q&A Synopsis section of the Registration Statement, please supplementally confirm that the conditions to closing referenced in the response will not cause the closing of one Reorganization to be contingent upon the closing of all of the Reorganizations, and clarify whether the conditions are customary reorganization closing conditions.

Response:
The Registrant confirms that the conditions to the closing of each Reorganization are specific to that Reorganization and will not cause the closing of any Reorganization to be contingent upon the closing of all Reorganizations. The Registrant notes that the closing conditions are included in the Form of Agreement and Plan of Reorganization and Termination in Appendix A to the Registration Statement and are customary for reorganizations such as these.

18.	Comment:	On page 8 of the Registration Statement, please clarify the reference to historical performance information (i.e., please indicate that no performance information is shown for New OUSA because the Fund has not yet commenced operations).

	Response:	The disclosure has been revised as requested.

19.	Comment:	Please clarify the fee waiver arrangements in place for New OUSA and Old OUSA, respectively.

Response:
As disclosed under "Additional Information Regarding the Management of the Funds—Management Expenses—Target Funds" in the Registration Statement, FFCM has agreed to waive its fees and reimburse expenses for Old OUSA until at least November 1, 2018 so that the total annual fund operating expenses after fee waiver and expense reimbursement for Old OUSA, excluding certain specified items, are limited to 0.48% of Old OUSA's average daily net assets. There is no fee waiver agreement currently in place with respect to New OUSA.

20.	Comment:
Please conform the defined terms used with respect to the Funds' underlying indexes in the "Investment Objectives" and "Principal Investment Strategies" sections on page 10 of the Registration Statement.

	Response:	The requested revision has been made.

21.	Comment:
The descriptions of the Target Funds' and Acquiring Funds' investment strategies differ with respect to the Funds' use of replication and representative sampling strategies. To the extent the policies of the Target Funds and the Acquiring Funds differ with respect to the use of replication and/or representative sampling strategies, consider discussing the differences.

Response:
Each Target Fund and Acquiring Fund retains the flexibility to pursue either a replication strategy or a representative sampling strategy, consistent with the terms of the Funds' exemptive relief. Although the strategy descriptions differ (i.e., the Target Funds' disclosure indicates that each Target Fund either "generally employs" or "expects to employ," as applicable, a representative sampling strategy, whereas the Acquiring Funds' disclosure provides that each Acquiring Fund "may use either a replication strategy or representative sampling strategy"), both descriptions preserve the flexibility to pursue either strategy, as appropriate. However, the Registrant has highlighted this difference in the introductory paragraph under "Principal Investment Strategies" in each Proposal.

22.	Comment:
The Acquiring Funds' principal investment strategy disclosure provides that "there may be instances in which the Sub-Adviser may choose to purchase or sell investments including exchange-traded fund ("ETF") and other investment company securities, and cash and cash equivalents as substitutes for one or more [underlying index] components or in anticipation of changes in the [underlying index's] components." Please explain why cash or cash equivalents may be considered substitutes for components of an equity index.

Response:
The above-referenced disclosure provides an example of when an Acquiring Fund may hold cash and cash equivalents (i.e., in anticipation of changes in the components of the Acquiring Fund's underlying index). The Registrant confirms that the Acquiring Funds do not treat cash or cash equivalents as substitutes for underlying index component securities.

23.	Comment:
On page 13 of the Registration Statement, the disclosure states that "[t]he fact that a particular risk is not identified does not mean that a Fund, as part of its overall investment strategy, does not invest or is precluded from investing in securities that give rise to that risk." Please confirm that all principal risks of the Funds are disclosed in the Registration Statement and delete the foregoing statement.

	Response:	The Registrant confirms that all principal risks of the Funds are disclosed in the Registration Statement. The sentence has been deleted.

24.	Comment:
The second paragraph of "Index-Related Risk" appears to describe risks relating to the services of the index provider rather than general risks of index-based funds. Consider disclosing the risks relating to the index provider separately.

	Response:	The Registrant has added a sub-heading to the above-cited disclosure to indicate that it describes risks related to the index provider.

25.	Comment:
We note that "Sampling Risk" is identified as a principal risk of each Target Fund and Acquiring Fund. Please confirm whether "Sampling Risk" is a principal risk of the Acquiring Funds, in light of the differences in the principal investment strategy disclosures between the Target Funds and the Acquiring Funds.

	Response:	The Registrant confirms that Sampling Risk is a principal risk of each Target Fund and each Acquiring Fund.

26.	Comment:
On page 61 of the Registration Statement under the heading "Reasons for the Reorganizations--Purpose," please clarify the statement indicating that the Acquiring Funds will "inherit the performance and performance history" of the Target Funds.

	Response:	The disclosure has been revised as follows: Each Acquiring Fund was established solely for the purposes of effecting the Reorganizations and will carry on the business of the corresponding Target Fund and ~~inherit~~ adopt its financial performance and ~~performance~~ operating history.

27.	Comment:	On page 82 of the Registration Statement under the heading "Quorum and Voting," please clarify the effect of broker non-votes.

	Response:	The Registrant notes that the following disclosure is included on p. 82:

Abstentions and broker non-votes will be counted toward establishing quorum. Assuming the presence of a quorum of shareholders of a Target Fund, abstentions and broker non-votes will have the effect of votes against a proposed Reorganization.  Because there are no proposals on which broker-dealers may vote in their discretion on behalf of their clients, the Target Funds do not expect to receive any broker non-votes.

This disclosure clarifies that while broker non-votes could be counted for purposes of establishing quorum, the Registrant does not expect to receive any broker non-votes because all of the proposals are non-routine.

28.	Comment:
On page 13 of Appendix B of the Registration Statement under the heading "NYSE Arca Disclaimer," please supplementally explain the purpose of including a disclaimer by the listing exchange in the Registration Statement. Please also discuss the appropriateness the Adviser Disclaimer on the same page.

Response:
The Registrant believes the disclaimers are appropriate. The Registrant believes that the listing exchange disclaimer serves to notify shareholders that the listing exchange, pursuant to its listing standards, expressly disclaims any liability with respect to the Funds and their underlying indexes (see, e.g., NYSE Arca Rule 5.2E(j)(3)(D)). With respect to the Adviser Disclaimer, the Registrant believes the inclusion of the disclaimer is appropriate to clarify that the Adviser disclaims liability solely with respect to the underlying indexes, which are owned and calculated by the Index Provider.

Proxy Card

29.	Comment:	Please remove legend regarding the internet availability of the proxy materials.

	Response:	Please see our response to Comment 10 above.

30.	Comment:	Please clarify the voting mechanics for shareholders who own shares of more than one Target Fund.

	Response:	Target Fund shareholders will receive a separate proxy card relating to each Target Fund for which they are entitled to vote. The proxy card has been revised to state:

If you received more than one ballot because you own shares of more than one fund of the FQF Trust, please remember to vote all your ballots.

Signature Page

31.	Comment:	Please clarify which signatories are signing in the capacity of the Principal Executive Officer and Principal Financial Officer/Principal Accounting Officer.

	Response:	The Registrant's Treasurer signs as the principal financial officer/principal accounting officer. The Registrant's President signs as the principal executive officer.

Accounting Comments

Proposal 1 (OUSA) – Comparison of Fees and Expenses

32.	Comment:
Footnote four references a fee waiver and expense reimbursement agreement between FFCM and Old OUSA; however, it appears no fees are being waived or reimbursed. As a result, please remove footnote four.

	Response:	Footnote four has been removed as requested.

Proposal 1 (OUSA) – Investment Objectives & Principal Investment Strategies

33.	Comment:
In the table comparing the principal investment strategies of New OUSA and Old OUSA, it is unclear what the material differences are. For example, the underlying indices appear to be the same but are described differently. To the extent there are any material differences, please describe them.

	Response:	The paragraph preceding the comparison table as revised per Comment 21 states:

As noted above, although the descriptions may differ, the Funds have substantially similar principal investment strategies, except that Old OUSA generally has the flexibility to use derivatives as part of the Fund's principal investment strategies, whereas New OUSA does not intend to use derivatives principally. In addition, Old OUSA generally employs a representative sampling strategy (but may employ a replication strategy) in seeing to track the performance of the U.S. Target Index while New OUSA may use either a replication strategy or a representative sampling strategy.

The Registrant believes this paragraph sufficiently acknowledges the material differences in the disclosure represented in the table and does not believe additional disclosure is necessary.

34.	Comment:
The principal investment strategies of Old OUSA and New OUSA state that each fund may invest up to 20% of its total assets in investments not included in its underlying index, but which FFCM LLC, as adviser and sub-adviser respectively, believes will help track the underlying index. Please explain how investments not included in the underlying index will help "track" such underlying index.

	Response:	The above-cited disclosure is expressly permitted by the Registrant's exemptive relief, as follows:

Each Fund … may also invest up to 20% ("20% Asset Basket") of its assets in certain futures, options, options on index futures, swap contracts or other derivatives ("Financial Instruments"), as related to its respective Underlying Index and its Component Securities, cash and cash equivalents, other investment companies, as well as in securities and other instruments not included in its Underlying Index but which the Adviser believes will help the Fund …  track its Underlying Index.

Proposal 2 (OEUR) and 3 (OASI) – Comparison of Fees and Expenses

35.	Comment:
Footnote four references a fee waiver and expense reimbursement agreement with FFCM LLC and footnote five states the duration of such agreement. The corresponding expense examples state the year 1 expenses are reduced by the expense limitation agreement while the year 3, 5 and 10 expenses are not. As a result, please add separate line items to the fee tables for gross and net operating expenses and consider combining footnotes four and five.

	Response:	Separate line items for the Funds' gross and net operating expenses have been added and footnote five has been removed.

The Reorganizations – Capitalization

36.	Comment:
The capitalization table currently shows pro forma data as of February 28, 2018. Please update the table with pro forma data within thirty days from, or as close as practicable to, the filing date of the definitive versions of the Registration Statement.

Response:	The pro forma information has been updated as of April 30, 2018.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.